SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD
SAMSUNG MAIN Bldg., 250
TaepyungRo, 2Ga,
ChoongKu, Seoul, Korea, 100-742
TEL : 727-7114 FAX : 753-0967

02028183

March 28, 2002

APR 0 1 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

SUPPL

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED
APR 1 9 2002
THOMSON
FINANCIAL

Name: Heejin Yang
Title: Associate

4/10

Resolution of BOD on Grant of Stock Option on March 25, 2002

☐ Method of Grant : By way of issuance of new common shares
(If necessary, treasury shares may be delivered)

☐ Stock Option Grantees : 11 persons

☐ Number of Granted Shares : 121,000 (registered common stock)

☐ Exercising Period :
- Beginning date : March 26, 2004
- Ending date : March 25, 2012

☐ Exercise Price : 342,800 Korean Won

☐ Attendance of outside directors : 6 out of 7 total directors
(Auditors were present)

Year	Stock Option Granted (A)	Stock Option Cancelled (B)	Effective Shares (A-B)
2000	1,500,000	45,000	1,455,000
2001	3,099,500	121,000	2,978,500
2002	1,109,000	-	1,109,000
Total	5,708,500	166,000	5,542,500

Resolution of BOD on Cancellation of Grant of Stock Option on March 25, 2002

☐ Reason for Cancellation
: Voluntary restoration of resigners previously given stock option

☐ Person cancelled the grant of Stock Option : 5 persons

☐ Number of Shares cancelled : 53,500 (registered common stock)

☐ Attendance of outside directors : 6 out of 7 total directors
(Auditors were present)

Resolution of BOD on Aquisition of Treasury Stock on March 25, 2002

☐ Objective : Stock price stabilization and profit return to shareholders

☐ Amount : 501,865,000,000 KRW

☐ Method : Open market purchase through Korean Stock Exchanges

☐ Class and Number of Acquisition Shares

- Registered common shares : 1,330,000 (Ratio : 0.87%)
- Registered preferred shares : 210,000 (Ratio : 0.88%)

※ Previously held treasury stocks before the resolution

· Registered common shares : 6,449,625 (Ratio : 4.22%)
· Registered preferred shares : 1,269,693 (Ratio : 5.31%)

☐ Repurchase Price

- Repurchase price shall exceed the closing price of previous day by 5% or less.
- The Company may reset the repurchase price during operation hours of Stock Exchange Market if the beginning price exceeds more than 105% of the closing price of previous day .

※ The changed repurchase price should be ranged between the beginning price and the highest bidding price.

☐ Repurchase Period : March 29, 2002 ~ June 28, 2002

☐ Others

- What is stated above is subject to changes in accordance with regulation governing acquisition and disposal of the treasury stock.

☐ Attendance of Outside Directors : 6 out of 7 total directors (Auditors were present)